
March 7, 2023

Mark C. Jensen
Chief Executive Officer
American Acquisition Opportunity Inc.
12115 Visionary Way
Fishers, IN 46038

> **Re: American Acquisition Opportunity Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 17, 2023**
> **File No. 001-40233**

Dear Mark C. Jensen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction


cc: Joan S. Guilfoyle